Exhibit 8.1

List of Subsidiaries

(As of the date of this annual report)

Wholly-Owned Subsidiaries

Place of Incorporation
1. Bright Sound Electronic Technology (Shenzhen) Co., Ltd.	PRC

2. Well Profit Creation Limited	Hong Kong

3. Win Bright Creation Limited	Hong Kong

4. Bright Sound Limited	British Virgin Islands

5. Innovative Noah Electronic (Shenzhen) Co., Ltd.	PRC

6. Noah Education Technology (Shenzhen) Co., Ltd.	PRC

7. New Noah Technology (Shenzhen) Co., Ltd.	PRC

8. Shenzhen New Noah Education Investment Development Co., Ltd.	PRC

9. Noah Education Development (Chengdu) Co., Ltd.	PRC

10. Chengdu New Noah School	PRC

11. Beijing Haidian New Noah School	PRC

12. Beijing Noah Zhi Yuan Education Consulting Co., Ltd.	PRC

Affiliated Entities Consolidated in the Registrant’s Financial Statement

Place of Incorporation
1. Shenzhen Zhi Yuen Noah Internet Co., Ltd.	PRC